UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-87972

Rogers Cable Inc.

(Exact name of registrant as specified in its charter)

____________________

333 Bloor Street East, 7th Floor
Toronto, Ontario, Canada M4W 1G9

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
____________________

7.25% Senior Second Priority Notes due 2011
7.875% Senior Second Priority Notes due 2012
6.25% Senior Second Priority Notes due 2013
5.50% Senior Second Priority Notes due 2014
6.75% Senior Second Priority Notes due 2015
8.75% Senior Second Priority Debentures due 2032

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
____________________

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

*  On July 1, 2007, Rogers Communications Inc. (“RCI”) and its wholly-owned subsidiaries Rogers Cable Inc. (“Rogers Cable”) and Rogers Wireless Inc. amalgamated, with the amalgamated entity continuing as RCI.  In connection with the amalgamation, RCI assumed the obligations of Rogers Cable under the securities listed above.  Accordingly, there are no holders of securities issued by Rogers Cable.  The covenants contained in the indentures governing the securities listed above with respect to filing reports with the Securities and Exchange Commission have been assumed by RCI and all such future reports will be filed by RCI.

Pursuant to the requirements of the Securities Exchange Act of 1934 Rogers Communications Inc., as successor by amalgamation to Rogers Cable Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

	By:	/s/ David P. Miller
	Name:	David P. Miller
	Title:	General Counsel

Date: July 12, 2007